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                               January 19, 2021

       Doug Horlick
       President and Chief Operating Officer
       Social Leverage Acquisition Corp I
       8390 E. Via de Ventura, Suite F110-207
       Scottsdale, Arizona 85258

                                                        Re: Social Leverage
Acquisition Corp I
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 23,
2020

       Dear Mr. Horlick:

                                                        We have reviewed your
draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS filed on 12-23-20

       Our amended and restated certificate of incorporation will designate the Court of Chancery..., page 66

   1. We note the disclosure indicates the federal district courts are the exclusive forum for actions arising out of
the Securities Act. Please revise the disclosure here and in the later section on page 140 to
address any uncertainty around the enforceability of the provision, given the concurrent
jurisdiction provided in Section 22 of the Securities Act. Please also disclose that investors
cannot waive compliance with the federal securities laws and the rules and regulations
thereunder.
 Doug Horlick
Social Leverage Acquisition Corp I
January 19, 2021
Page 2

       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameDoug Horlick                            Sincerely,
Comapany NameSocial Leverage Acquisition Corp I
                                                          Division of
Corporation Finance
January 19, 2021 Page 2                                   Office of Real Estate
& Construction
FirstName LastName